Exhibit 4.5

SECURED CONVERTIBLE PROMISSORY NOTE

Effective Date: March 31, 2026	U.S. $1,135,000.00

FOR VALUE RECEIVED, Game Your Game, Inc., a Nevada corporation (“Borrower”), promises to pay to Streeterville Capital, LLC, a Utah limited liability company, or its successors or assigns (“Lender”), $1,135,000.00 and any interest, fees, charges, and late fees accrued hereunder on or before April 30, 2027 (the “Maturity Date”) in accordance with the terms set forth herein. This Secured Convertible Promissory Note (this “Note”) is issued and made effective as of March 31, 2026 (the “Effective Date”). This Note is issued pursuant to that certain Securities Purchase Agreement dated March 31, 2026, as the same may be amended from time to time, by and between Borrower and Lender (the “Purchase Agreement”). Certain capitalized terms used herein are defined in Attachment 1 attached hereto and incorporated herein by this reference.

This Note carries an original issue discount of $100,000.00 (the “OID”). In addition, Borrower agrees to pay $35,000.00 to Lender to cover Lender’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of this Note (the “Transaction Expense Amount”). The OID and Transaction Expense Amount are both included in the initial principal balance of this Note and are deemed to be fully earned and non-refundable as of the Purchase Price Date. The purchase price for this Note shall be $500,000.00 plus the cancellation of the December Note (as defined in the Purchase Agreement) (the “Purchase Price”). The $500,000 portion of the Purchase Price shall be payable by Lender by wire transfer of immediately available funds.

1. Note Terms.

1.1. Interest. Interest shall accrue on the Outstanding Balance at the rate of ten percent (10%) per annum from the Purchase Price Date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Note.

1.2. Payment. All payments owing hereunder shall be in lawful money of the United States of America or Conversion Shares (as defined below), as provided for herein, and delivered to Lender at the bank account or brokerage account furnished to Borrower for that purpose. All payments shall be applied first to (a) costs of collection, if any, then to (b) fees and charges, if any, then to (c) accrued and unpaid interest, and thereafter, to (d) principal.

1.3. Prepayment. Notwithstanding the foregoing, with ten (10) Trading Days’ prior written notice, Borrower may prepay all or any portion of the Outstanding Balance (less such portion of the Outstanding Balance for which Borrower has received a Conversion Notice (as defined below) from Lender where the applicable Conversion Shares have not yet been delivered). For the avoidance of doubt, during the ten (10) Trading Day prepayment notice period Lender shall retain the right to submit Conversion Notices, if applicable. If Borrower exercises its right to prepay this Note, Borrower shall make payment to Lender of an amount in cash equal to 110% multiplied by the portion of the Outstanding Balance Borrower elects to prepay. Borrower will lose the right to prepay this Note if: (a) an Event of Default (as defined below) occurs hereunder; or (b) Borrower elects to prepay this Note and fails to do so on the date set forth in the prepayment notice sent to Lender.

1.4. Optional Exchange. Upon Borrower’s creation of a class of Series A Convertible Preferred Stock (the “Convertible Preferred”), Lender will have the right, but not the obligation, to exchange this Note for a number of shares of Convertible Preferred equal to the Outstanding Balance divided by $1,000.00. In the event Lender exercises such right, this Note shall automatically, without any further action by any party, be deemed cancelled, terminated and of no further force or effect.

2. Security. This Note is secured by: (a) the Security Agreement (as defined in the Purchase Agreement); and (b) the IP Security Agreement (as defined in the Purchase Agreement).

3. Conversions. Lender has the right at any time beginning on the Initial Listing Date, until the Outstanding Balance has been paid in full, at its election, to convert (each instance of conversion is referred to herein as a “Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable Common Shares (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the portion of the Outstanding Balance being converted (the “Conversion Amount”) divided by the Conversion Price. Conversion notices in the form attached hereto as Exhibit A (each, a “Conversion Notice”) may be effectively delivered to Borrower by any method set forth in the “Notices” section of the Purchase Agreement, and all Conversions shall be cashless and not require further payment from Lender. Borrower shall deliver the Conversion Shares from any Conversion to Lender in accordance with Section 9 below.

4. Trigger Events; Defaults; and Remedies.

4.1. Trigger Events. The following are trigger events under this Note (each, a “Trigger Event”): (a) Borrower fails to pay any principal, interest, fees, charges, or any other amount when due and payable hereunder; (b) a receiver, trustee or other similar official shall be appointed over Borrower or a material part of its assets and such appointment shall remain uncontested for twenty (20) days or shall not be dismissed or discharged within sixty (60) days; (c) Borrower becomes insolvent or generally fails to pay, or admits in writing its inability to pay, its debts as they become due; (d) Borrower makes a general assignment for the benefit of creditors; (e) Borrower files a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); (f) an involuntary bankruptcy proceeding is commenced or filed against Borrower; (g) Borrower fails to timely establish and maintain the Share Reserve (as defined in the Purchase Agreement); (h) Borrower fails to observe or perform any covenant set forth in Section 4 of the Purchase Agreement; (i) the occurrence of a Fundamental Transaction without Lender’s prior written consent; (j) Borrower fails to deliver any Conversion Shares in accordance with the terms hereof; (k) Borrower or any pledgor, trustor, or guarantor of this Note defaults or otherwise fails to observe or perform any covenant, obligation, condition or agreement of Borrower or such pledgor, trustor, or guarantor contained herein or in any other Transaction Document (as defined in the Purchase Agreement), other than those specifically set forth in this Section 5.1 and Section 4 of the Purchase Agreement; (l) any representation, warranty or other statement made or furnished by or on behalf of Borrower or any pledgor, trustor, or guarantor of this Note to Lender herein, in any Transaction Document, or otherwise in connection with the issuance of this Note is false, incorrect, incomplete or misleading in any material respect when made or furnished; (m) Borrower effectuates a reverse split, ratio change or other similar event with respect to its Common Shares without ten (10) Trading Days prior written notice to Lender; (n) any money judgment, writ or similar process is entered or filed against Borrower or any subsidiary of Borrower or any of its property or other assets for more than $250,000.00, and shall remain unsatisfied, unvacated, unbonded or unstayed for a period of twenty (20) calendar days unless otherwise consented to by Lender; (o) following the Initial Listing Date, Borrower fails to be DWAC Eligible; (p) at any time during the period beginning on the effective date of the Registration Statement (as defined in the Purchase Agreement) and ending on the date the Conversion Shares and Warrant Shares would be eligible for resale under Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), the Registration Statement is suspended, halted, declared ineffective or otherwise unavailable for Lender to sell Conversion Shares and Warrant Shares; (q) Borrower receives a delisting determination notice with respect to its Common Shares from the Nasdaq Listing Qualifications Department ; or (r) Borrower, any subsidiary of Borrower, or any pledgor, trustor, or guarantor of this Note breaches any covenant or other term or condition contained in any Other Agreements.

4.2. Trigger Event Remedies. At any time following the occurrence of any Trigger Event, Lender may, at its option, increase the Outstanding Balance by applying the Trigger Effect (subject to the limitation set forth below).

4.3. Defaults. At any time following the occurrence of a Trigger Event, Lender may, at its option, send written notice to Borrower demanding that Borrower cure the Trigger Event within five (5) Trading Days. If Borrower fails to cure the Trigger Event within the required five (5) Trading Day cure period, the Trigger Event will automatically become an event of default hereunder (each, an “Event of Default”).

4.4. Default Remedies. At any time and from time to time following the occurrence of any Event of Default, Lender may accelerate this Note by written notice to Borrower, with the Outstanding Balance becoming immediately due and payable in cash at the Mandatory Default Amount. Notwithstanding the foregoing, upon the occurrence of any Trigger Event described in clauses (b) – (f) of Section 5.1, an Event of Default will be deemed to have occurred and the Outstanding Balance as of the date of the occurrence of such Trigger Event shall become immediately and automatically due and payable in cash at the Mandatory Default Amount, without any written notice required by Lender for the Trigger Event to become an Event of Default. At any time following the occurrence of any Event of Default, upon written notice given by Lender to Borrower, interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of eighteen percent (18%) per annum or the maximum rate permitted under applicable law (“Default Interest”). For the avoidance of doubt, Lender may continue making Conversions at any time following a Trigger Event or Event of Default until such time as the Outstanding Balance is paid in full. In connection with acceleration described herein, Lender need not provide, and Borrower hereby waives, any presentment, demand, protest or other notice of any kind, and Lender may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Lender at any time prior to payment hereunder and Lender shall have all rights as a holder of this Note until such time, if any, as Lender receives full payment of this Note. No such rescission or annulment shall affect any subsequent Trigger Event or Event of Default or impair any right consequent thereon. Nothing herein shall limit Lender’s right to pursue any other remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to Borrower’s failure to timely deliver Conversion Shares upon Conversion of this Note as required pursuant to the terms hereof.

5. Unconditional Obligation; No Offset. Borrower acknowledges that this Note is an unconditional, valid, binding and enforceable obligation of Borrower not subject to offset, deduction or counterclaim of any kind. Borrower hereby waives any rights of offset it now has or may have hereafter against Lender, its successors and assigns, and agrees to make the payments or Conversions called for herein in accordance with the terms of this Note.

6. Waiver. No waiver of any provision of this Note shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

7. Rights Upon Issuance of Securities. Without limiting any provision hereof, if Borrower at any time on or after the Effective Date subdivides (by any stock split, stock dividend, recapitalization, or otherwise) one or more classes of its outstanding Common Shares into a greater number of Common Shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision hereof, if Borrower at any time on or after the Effective Date combines (by combination, reverse stock split, or otherwise) one or more classes of its outstanding Common Shares into a smaller number of Common Shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 8 shall become effective immediately after the effective date of such subdivision or combination.

8. Method of Conversion Share Delivery. On or before the close of business on the second (2nd) Trading Day following the date of delivery of a Conversion Notice (the “Delivery Date”), Borrower shall, provided it is DWAC Eligible at such time and such Conversion Shares are eligible for delivery via DWAC, deliver or cause its transfer agent to issue and deliver the applicable Conversion Shares electronically via DWAC to the account designated by Lender in the applicable Conversion Notice. If Borrower is not DWAC Eligible or such Conversion Shares are not eligible for delivery via DWAC, it shall issue the Conversion Shares in book entry form. Moreover, and notwithstanding anything to the contrary herein or in any other Transaction Document, in the event Borrower or its transfer agent refuses to deliver any Conversion Shares without a restrictive securities legend to Lender on grounds that such issuance is in violation of Rule 144, Borrower shall deliver or cause its transfer agent to issue the applicable Conversion Shares to Lender with a restricted securities legend, but otherwise in accordance with the provisions of this Section 9. In conjunction therewith, Borrower will also deliver to Lender a written explanation from its counsel or its transfer agent’s counsel opining as to why the issuance of the applicable Conversion Shares violates Rule 144.

9. Conversion Delays. If Borrower fails to deliver Conversion Shares in accordance with the timeframe stated in Section 9, Lender may at any time prior to receiving the applicable Conversion Shares rescind in whole or in part such Conversion, with a corresponding increase to the Outstanding Balance (any returned amount will tack back to the Purchase Price Date for purposes of determining the holding period under Rule 144). In addition, for each Conversion, in the event that Conversion Shares are not delivered by the Delivery Date, a late fee equal to 2% of the applicable Conversion Share Value rounded to the nearest multiple of $100.00 but with a floor of $500.00 per day (but in any event the cumulative amount of such late fees for each Conversion shall not exceed 200% of the applicable Conversion Share Value) will be assessed for each day after the Delivery Date until Conversion Share delivery is made; and such late fees will be added to the Outstanding Balance (such fees, the “Conversion Delay Late Fees”).

10. Ownership Limitation. Notwithstanding anything to the contrary contained in this Note or the other Transaction Documents, Borrower shall not effect any Conversion of this Note to the extent that after giving effect to such Conversion would cause Lender (together with its affiliates) to beneficially own a number of shares exceeding 9.99% of the number of Common Shares outstanding on such date (including for such purpose the Common Shares issuable upon such issuance) (the “Maximum Percentage”). For purposes of this section, beneficial ownership of Common Shares will be determined pursuant to Section 13(d) of the 1934 Act. The foregoing Maximum Percentage is enforceable, unconditional and non-waivable and shall apply to all affiliates and assigns of Lender.

11. Opinion of Counsel. In the event that an opinion of counsel is needed for any Conversion under this Note, Lender has the right to have any such opinion provided by its counsel.

12. Governing Law; Venue. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of Utah, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Utah or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Utah. The provisions set forth in the Purchase Agreement to determine the proper venue for any disputes are incorporated herein by this reference.

13. Arbitration of Disputes. By its issuance or acceptance of this Note, each party agrees to be bound by the Arbitration Provisions (as defined in the Purchase Agreement) set forth as an exhibit to the Purchase Agreement.

14. Cancellation. After repayment or conversion of the entire Outstanding Balance, this Note shall be deemed paid in full, shall automatically be deemed canceled, and shall not be reissued.

15. Amendments. The prior written consent of both parties hereto shall be required for any change or amendment to this Note.

16. Assignments. Borrower may not transfer or assign this Note without the prior written consent of Lender. Lender may not transfer or assign this Note to any third party without the prior written consent of Borrower. Notwithstanding the foregoing, any transfers or assignment of this Note by Lender to an affiliate of Lender may be made without the consent of Borrower. Any Conversion Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by Lender without the consent of Borrower, so long as such transfer is in accordance with applicable federal and state securities laws.

17. Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with the subsection of the Purchase Agreement titled “Notices.”

18. Liquidated Damages. Lender and Borrower agree that in the event Borrower fails to comply with any of the terms or provisions of this Note, Lender’s damages would be uncertain and difficult (if not impossible) to accurately estimate because of the parties’ inability to predict future interest rates, future share prices, future trading volumes and other relevant factors. Accordingly, Lender and Borrower agree that any fees, balance adjustments, Default Interest or other charges assessed under this Note are not penalties but instead are intended by the parties to be, and shall be deemed, liquidated damages (under Lender’s and Borrower’s expectations that any such liquidated damages will tack back to the Purchase Price Date for purposes of determining the holding period under Rule 144). Therefore, no additional penalty claims, lost profits or liquidated damages shall be claimed in excess of agreed liquidated damage amounts under this Note.

19. Severability. If any part of this Note is construed to be in violation of any law, such part shall be modified to achieve the objective of Borrower and Lender to the fullest extent permitted by law and the balance of this Note shall remain in full force and effect.

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IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed as of the Effective Date.

BORROWER:

GAME YOUR GAME, INC.

By:	/s/ Nadir Ali
Nadir Ali, Chief Executive Officer

ACKNOWLEDGED, ACCEPTED AND AGREED:

LENDER:

Streeterville Capital, LLC

By:	/s/ John Fife
John M. Fife, President

[Signature Page to Secured Convertible Promissory Note]

ATTACHMENT 1

DEFINITIONS

For purposes of this Note, the following terms shall have the following meanings:

A1. “Common Shares” means shares of Borrower’s common stock, par value $0.001.

A2. “Conversion Price” means 85% of the Nasdaq Valuation Price.

A3. “Conversion Share Value” means the product of the number of Conversion Shares deliverable pursuant to any Conversion Notice multiplied by the daily VWAP of the Common Shares on the Delivery Date for such Conversion.

A4. “DTC” means the Depository Trust Company or any successor thereto.

A5. “DTC/FAST Program” means the DTC’s Fast Automated Securities Transfer program.

A6. “DWAC” means the DTC’s Deposit/Withdrawal at Custodian system.

A7. “DWAC Eligible” means that (a) Borrower’s Common Shares are eligible at DTC for full services pursuant to DTC’s operational arrangements, including without limitation transfer through DTC’s DWAC system; (b) Borrower has been approved (without revocation) by DTC’s underwriting department; (c) Borrower’s transfer agent is approved as an agent in the DTC/FAST Program; (d) the Conversion Shares are otherwise eligible for delivery via DWAC; and (e) Borrower’s transfer agent does not have a policy prohibiting or limiting delivery of the Conversion Shares via DWAC.

A8. “Fundamental Transaction” means that (a) (i) Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, consolidate or merge with or into (whether or not Borrower or any of its subsidiaries is the surviving corporation) any other person or entity, (ii) Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person or entity, (iii) Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, allow any other person or entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of voting stock of Borrower (not including any shares of voting stock of Borrower held by the person or persons making or party to, or associated or affiliated with the persons or entities making or party to, such purchase, tender or exchange offer), (iv) Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other person or entity whereby such other person or entity acquires more than 50% of the outstanding shares of voting stock of Borrower (not including any shares of voting stock of Borrower held by the other persons or entities making or party to, or associated or affiliated with the other persons or entities making or party to, such stock or share purchase agreement or other business combination), (v) Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, reorganize, recapitalize or reclassify the Common Shares, other than an increase in the number of authorized Common Shares, (vi) Borrower transfers any material asset to any subsidiary, affiliate, person or entity under common ownership or control with Borrower, or (vii) Borrower pays or makes any monetary or non-monetary dividend or distribution to its shareholders; or (b) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding voting stock of Borrower. For the avoidance of doubt, Borrower or any of its subsidiaries entering into a definitive agreement that contemplates a Fundamental Transaction will be deemed to be a Fundamental Transaction unless such agreement contains a closing condition that this Note is repaid in full upon consummation of the transaction.

Attachment 1 to Secured Convertible Promissory Note, Page 1

A9. “Majority Holder” means Grafiti, LLC, Grafiti Group LLC or Nadir Ali.

A10. “Major Trigger Event” means any Trigger Event occurring under Sections 5.1(a) - 5.1(i).

A11. “Mandatory Default Amount” means the Outstanding Balance following the application of the Trigger Effect.

A12. “Minor Trigger Event” means any Trigger Event that is not a Major Trigger Event.

A13. “Nasdaq Valuation Price” means $8.00.

A14. “Other Agreements” means, collectively, (a) all existing and future agreements and instruments between, among or by Borrower (or a subsidiary), on the one hand, and Lender (or an affiliate), on the other hand, and (b) any financing agreement or a material agreement that affects Borrower’s ongoing business operations.

A15. “Outstanding Balance” means as of any date of determination, the Purchase Price, as reduced or increased, as the case may be, pursuant to the terms hereof for payment, Conversion, offset, or otherwise, plus the Transaction Expense Amount, plus the OID, plus accrued but unpaid interest, collection and enforcements costs (including attorneys’ fees) incurred by Lender, transfer, stamp, issuance and similar taxes and fees related to Conversions, and any other fees or charges (including without limitation Conversion Delay Late Fees) incurred under this Note.

A16. Permitted Indebtedness” means unsecured indebtedness related to (a) the unsecured promissory note issued by the Borrower to Grafiti LLC in an aggregate principal amount of up to three million five hundred thousand dollars ($3,500,000); (b) trade payables and accrued expenses incurred in the ordinary course of business and payable in accordance with customary trade terms; (c) indebtedness arising by operation of law, including tax obligations; (d) intercompany indebtedness among the Borrower and its subsidiaries

A17. “Permitted Issuances” means the issuance by the Borrower of equity securities to the Majority Holder, including shares of newly constituted preferred stock of the Borrower, provided that the terms and conditions of such preferred stock have been approved by the Lender, in exchange for or substitution of outstanding debt or equity securities of the Borrower currently held by the Majority Holder.

A18. “Purchase Price Date” means the date the Purchase Price is delivered by Lender to Borrower.

A19. “Trading Day” means any day on which Nasdaq (or such other principal market for the Common Shares) is open for trading.

A20. “Trigger Effect” means multiplying the Outstanding Balance as of the date the applicable Event of Default occurred by (a) fifteen percent (15%) for each occurrence of any Major Trigger Event, or (b) five percent (5%) for each occurrence of any Minor Trigger Event, and then adding the resulting product to the Outstanding Balance as of the date the applicable Event of Default occurred, with the sum of the foregoing then becoming the Outstanding Balance under this Note as of the date the applicable Event of Default occurred; provided, however, that the Trigger Effect may only be applied three (3) times for Major Trigger Events and three (3) times for Minor Trigger Events; provided, further, no Trigger Effect will be applied with respect to a Trigger Event pursuant to Section 4.1(j).

A21. “VWAP” means the volume weighted average price of the Common Shares on the principal market for a particular Trading Day or set of Trading Days, as the case may be, as reported by Bloomberg.

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Attachment 1 to Secured Convertible Promissory Note, Page 2

EXHIBIT A

CONVERSION NOTICE

Streeterville Capital, LLC (“Lender”) hereby gives notice to Game Your Game, Inc. (the “Borrower”), pursuant to that certain Secured Convertible Promissory Note made by Borrower in favor of Lender on March 31, 2026 (the “Note”), that Lender elects to convert the portion of the Note balance set forth below into fully paid and non-assessable Common Shares of Borrower as of the date of conversion specified below. Said conversion shall be based on the Conversion Price set forth below. In the event of a conflict between this Conversion Notice and the Note, the Note shall govern, or, in the alternative, at the election of Lender in its sole discretion, Lender may provide a new form of Conversion Notice to conform to the Note. Capitalized terms used in this notice without definition shall have the meanings given to them in the Note.

A.	Date of Conversion: ____________
B.	Conversion #: ____________
C.	Conversion Amount: ____________
D.	Conversion Price: _______________
E.	Conversion Shares: _______________ (C divided by D)
F.	Remaining Outstanding Balance of Note: ____________*

* Subject to adjustments for corrections, defaults, interest and other adjustments permitted by the Transaction Documents (as defined in the Purchase Agreement), the terms of which shall control in the event of any dispute between the terms of this Conversion Notice and such Transaction Documents.

Please transfer the Conversion Shares electronically (via DWAC) to the following account:

Broker:	Address:

DTC#:

Account #:

Account Name:

Lender:

Streeterville Capital, LLC

By:
John M. Fife, President